Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely pursuant to the Offer to Purchase, dated January 19, 2017, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ARIAD Pharmaceuticals, Inc.

a Delaware corporation

at

$24.00 Net Per Share

Pursuant to the Offer to Purchase

Dated January 19, 2017

by

Kiku Merger Co., Inc.

an indirect wholly-owned subsidiary of

Takeda Pharmaceutical Company Limited

Kiku Merger Co., Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan (“Takeda”), is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition, as described below, any and all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of ARIAD Pharmaceuticals, Inc., a Delaware corporation (“ARIAD”), at a price of $24.00 per Share in cash, net of applicable withholding taxes and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 19, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Stockholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M. EASTERN TIME ON WEDNESDAY, FEBRUARY 15, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 8, 2017 (as it may be amended from time to time, the “Merger Agreement”), between ARIAD, Takeda and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable following, and on the same day as, the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into ARIAD (the “Merger”) without a vote of the stockholders of ARIAD in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with ARIAD continuing as the surviving corporation in the Merger and thereby becoming an indirect wholly-owned subsidiary of Takeda. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (i) Shares owned by Takeda, Purchaser or any other direct or indirect wholly-owned subsidiary of Takeda, (ii) Shares owned by ARIAD or any direct or indirect wholly-owned subsidiary of ARIAD or held in ARIAD’s treasury or (iii) Shares held by a holder who is entitled to and properly exercises appraisal rights for such Shares in accordance with Section 262 of the DGCL) will be converted automatically into the right to receive $24.00 per Share in cash, net of applicable withholding taxes and without interest. As a result of the Merger, ARIAD will cease to be a publicly traded company and will become an indirect wholly-owned subsidiary of Takeda. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Tender Condition, (ii) the Regulatory Condition, (iii) the Governmental Authority Condition and (iv) the Termination Condition (each as described below). The “Minimum Tender Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn, at 11:59 p.m. Eastern Time on Wednesday, February 15, 2017 (the “Offer Expiration Time,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Offer Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with the Shares then owned by Takeda and its affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6) of the DGCL)), represent a majority of the Shares outstanding at the time of the Offer Expiration Time. The “Regulatory Condition” requires that any waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder applicable to the Offer and the Merger shall have expired or been terminated. The “Governmental Authority Condition” requires that no order, injunction, judgment, decision, determination, award, writ, ruling, stipulation, assessment or decree or other similar requirement shall have been issued by any governmental authority and no applicable law shall be in effect that would (A) make the Offer or the Merger illegal or (B) otherwise prevent the consummation of the Offer or the Merger. The “Termination Condition” requires that the Merger Agreement has not been terminated in accordance with its terms. The Offer is also subject to other conditions (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”) as described in the Offer to Purchase.

The Board of Directors of ARIAD, at a meeting duly called and held, unanimously (i) declared that the Merger Agreement, the Tender and Support Agreements (as described in the Offer to Purchase), the Merger and the other related transactions are advisable, fair to and in the best interests of ARIAD and its stockholders, (ii) adopted and approved the Merger Agreement, the entry by ARIAD into the Merger Agreement, and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iii) recommended that the stockholders of ARIAD (other than Takeda and its subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (iv) resolved to take all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Merger, the Merger Agreement, each of the Tender and Support Agreements and the Transactions (including the Offer) and (v) agreed and authorized that the Merger shall be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer. The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or expressly permitted to extend the Offer. Specifically, the Merger Agreement provides that, subject to the rights of Takeda and Purchaser to terminate the Merger Agreement pursuant to its terms, Purchaser will, and Takeda will cause Purchaser to: (i) extend the Offer for any period required by any applicable rule, regulation, interpretation or position of the Securities and Exchange Commission (“SEC”) or the staff thereof or NASDAQ Global Select Market (“NASDAQ”) (including in order to comply with Rule 14e-1(b) under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) in respect of any change in the Offer Price) or as may be necessary to resolve any comments of the SEC or the staff or NASDAQ; and (ii) if, as of any then-scheduled Offer Expiration Time, any Offer Condition is not satisfied and has not been waived by Takeda or Purchaser to the extent permitted under the Merger Agreement, extend the Offer on one or more occasions in consecutive increments of up to ten (10) business days (with holidays in the U.S. and Japan not being business days, hereinafter referred to as “Business Days”) each (or such longer or shorter period as the parties to the Merger Agreement may agree) in order to permit the satisfaction of such Offer Conditions. Without ARIAD’s written consent, Purchaser may not, and without Takeda’s written consent, Purchaser will not be required to, extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in accordance therewith and (y) May 8, 2017, or if on May 8, 2017 the Regulatory Condition has not been met but all of the other Offer Conditions have been satisfied or waived, August 6, 2017. Except as otherwise permitted by the Merger Agreement, Takeda and Purchaser will not terminate the Offer prior to the Offer Expiration Time.

Subject to the applicable rules and regulations of the SEC, any of the foregoing conditions may be waived or the terms of the Offer may be modified by Takeda or Purchaser in whole or in part at any time and from time to time and in the sole discretion of Takeda or Purchaser, subject in each case to the terms of the Merger Agreement and applicable law, except that, without the prior written consent of ARIAD, Purchaser is not permitted to (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) amend, modify or waive the Minimum Tender Condition or the Termination Condition, (iv) add to the Offer Conditions or amend, modify or supplement any Offer Condition or any other term of the Offer in any manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Takeda or Purchaser to consummate the Offer, (v) extend or otherwise change the Offer Expiration Time (except as required or permitted by the other provisions of the Merger Agreement), (vi) change the form of consideration payable in the Offer or (vii) provide for any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Exchange Act.

Subject to the terms and conditions set forth in the Merger Agreement and to the satisfaction or waiver of the Offer Conditions, Purchaser will promptly (and in any event no later than the first Business Day) after the Offer Expiration Time accept for payment all Shares validly tendered and not validly withdrawn prior to the Offer Expiration Time. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares (whether before or after its acceptance for payment of Shares) or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Takeda or Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will only be made after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Holders of Shares who wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Offer Expiration Time or cannot comply with the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, in each case prior to the Offer Expiration Time, may nevertheless tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Offer Expiration Time and may also be withdrawn at any time after March 19, 2017, which is the 60th day after the date of the commencement of the Offer, unless theretofore accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Offer Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Purchaser’s determination will be final and binding. None of Takeda, Purchaser, the Depositary, the Information Agent (as defined below) or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

ARIAD has provided Purchaser with ARIAD’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on ARIAD’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders (as defined in the Offer to Purchase) for United States federal income tax purposes. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer or the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to MacKenzie Partners, Inc. (the “Information Agent”) at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Purchaser nor Takeda will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

212-929-5500 (Call Collect) or

CALL TOLL FREE 800-322-2885

E-mail: tenderoffer@mackenziepartners.com

January 19, 2017

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